Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 16, 2015

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525 Port Street Institutional Opportunities Fund (S000052224)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 19, 2015, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 183 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust, the Port Street Institutional Opportunities Fund (the “Fund”).  PEA No. 183 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on October 14, 2015, and is scheduled to become effective on December 28, 2015.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please update the Fund’s ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms that prior to a 485B EDGAR filing in December, a SCUPDAT maintenance will be performed to add the Fund’s ticker symbols.

Prospectus Comments

2.	In the footnotes to the Fees and Expenses Table, please disclose if the Operating Expenses Limitation Agreement may be terminated by the Board and under what circumstances it may be terminated.

The Trust responds by modifying the footnote as follows:

“Port Street Investments, LLC (the “Adviser” or “Port Street”) has contractually agreed to reduce its management fees, and may reimburse the Fund for its operating expenses, in order to ensure that Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses, leverage, interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed 1.25% of the Fund’s average daily net assets.  Fees reduced and expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reduction and reimbursement was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and expense reimbursement occurred and when fees and expenses are being recouped.  The Operating Expenses Limitation Agreement will be in effect and cannot be terminated through at least July 28, 2017~~one year from the effective date of this Prospectus~~.  Thereafter, the agreement may be terminated at any time upon 60 days written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

3.
In footnote 2 to the Fees and Expenses Table, please also state “…if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and reimbursement occurred and at the time fees are being recouped.”

Please see the response to Comment #2 above.

4.
In the Principal Investment Strategies sections of the Prospectus, please define and clarify what is meant by “…to take advantage of dislocations in asset class valuations…”  Please also disclose whether the Fund will have any target allocations between U.S. and foreign securities.  If there will be no such target allocations, please so state in the strategy.

The Trust responds by modifying the sentence in question to state:  “The Fund seeks to achieve its investment objective through the use of a proprietary asset allocation strategy that, over the long term, targets approximately 70% equity exposure and 30% fixed income exposure, with an allowance for tactical shifts to take advantage of the Adviser’s view on relative market valuations and its outlook for asset classes or in response to changing market conditions.  Though the Fund does not have a target allocation for foreign securities, the Fund will typically invest between 10% and 40% of its net assets in foreign securities.

5.	Please remove the disclosure regarding the intent to apply for exemptive relief from the Summary Section of the Prospectus as it does not describe the Fund’s strategy.

The Trust responds by removing the disclosure regarding the intent to apply for exemptive relief from the Summary Section, as suggested.

6.	Please define and clarify what is meant by the terms “risk overlay” and “systematic risks” in the sixth paragraph of the Principal Investment Strategies section of the Prospectus.

The Trust responds by modifying the sentences in question to state:   “The Adviser’s goal in managing a sleeve of Fund assets is to diversify assets and reduce traditional U.S. equity market risk (risk is measured by standard deviation). Through its investments in long/short, absolute return, and global macro mutual funds, in addition to real estate investment trusts (“REITs”) and mutual funds investing in natural resources, commodities and derivatives (such as options and swaps), the Adviser seeks to hedge against risks attributed to U.S. equity ~~of the~~ market movements and to reach the Fund’s final asset allocation target.”

7.
In the Summary Section of the Prospectus, include disclosure stating that the Fund has no requirement for maturity or duration of the fixed income securities in which it may invest.  Please also disclose if the Fund has policies regarding the quality of fixed income securities in which it may invest.

The Trust responds by modifying this disclosure in the last paragraph on page 2:

“Fixed-income securities of any maturity and duration in which the Fund invests include: corporate bonds, notes, commercial paper, asset-backed securities, mortgage-backed securities, and Exchange Traded Notes (“ETNs”).  Though the Fund will primarily invest in investment-grade fixed income securities, up to 10% of the Fund’s net assets may be invested in high-yield securities. ”

8.
Regarding the fixed income securities risks disclosure on page 4 of the Prospectus, please review the IM Guidance Update No. 2014-01 (“Guidance”) and consider if any additional language regarding fixed income securities risks is needed.

The Trust responds by stating that it has considered the Guidance provided and has determined that no additional disclosure is necessary.

9.
On page 7 of the Prospectus, in the section disclosing investment strategies of the sub-advisers, the paragraph describing the strategies of Aristotle Capital Management, LLC references “catalysts for change.”  Please describe in plain English what is meant by “catalysts for change.”

The Trust responds by modifying the sentence in question as follows:  “Aristotle seeks to identify high-quality businesses that have clear sustainable competitive advantages, strong cash flows and returns on capital, and that also possess one or more catalysts for change over a 3-5 year time horizon. A catalyst for change is defined as a positive factor or change in the business that Aristotle believes is misunderstood by the market and not appropriately reflected in the company’s market price. Such businesses must also be~~, and are~~ trading at an appropriate discount relative to fair value.”

10.
On page 7 of the Prospectus, in the section disclosing investment strategies of the sub-advisers, the paragraph describing the strategies of Vaughan Nelson Investment Management, L.P. references “temporary information and liquidity inefficiencies.” Please describe in plain English what is meant by “temporary information and liquidity inefficiencies.”

The Trust responds by modifying the sentence in question as follows:  “Vaughan Nelson attempts to identify temporary information and liquidity inefficiencies in the small to mid-cap value universe, thereby providing opportunities to invest in companies at valuations materially below their long-term intrinsic value.  Temporary information inefficiencies occur when a stock’s price does not currently reflect information that is readily available.  Liquidity inefficiencies occur when small and mid-cap stocks are affected by negative short-term news, often not specific to an issuer, causing sellers to outnumber buyers in the market and a corresponding decrease in the stocks’ prices.”

11.
On page 8 of the Prospectus, in the section disclosing investment strategies of the sub-advisers, the paragraph describing the strategies of Segall Bryant & Hamill, LLC, must be restated in plain English.

The Trust responds by modifying the disclosure in question as follows:  “SBH employs an ~~disciplined~~ investment process that is driven by ~~incorporates both top-down and~~ bottom-up research and security selection.  SBH’s total return approach emphasizes disciplined risk controls, sector diversification and liquidity.  SBH seeks to outperform the index over a full market cycle ~~analysis, and focuses on issuers whose long-term prospects provide the maximum risk-adjusted return potential within the context of SBH’s top-down economic forecast~~.”

12.
On page 8 of the Prospectus, in the section entitled “Risk Overlay – Port Street,” please explain what is meant by “Over time, the Adviser expects to directly manage approximately 40% of the Fund’s assets.”  Please also disclose this information in the Summary Section of the Prospectus.

The Trust responds by removing “over time” from this sentence:  “The Adviser expects to directly manage approximately 40% of the Fund’s assets.”

13.	Please disclose the Fund’s definition of mid-capitalization and large-capitalization companies in the Summary Section of the Prospectus.

The Trust responds by adding the following sentence to the seventh paragraph of the Principal Investment Strategies section beginning on page 1:

“Equity securities in which the Fund invests include: common stock, preferred stock, Real Estate Investment Trusts (“REITs”), and American Depositary Receipts (“ADRs”), and such equity securities may represent issuers of any capitalization.  The Fund focuses a greater portion of its investments in mid and larger-capitalization companies, which the Fund generally considers to be companies with a market capitalization, at the time of purchase, over $2 billion….”

14.
Under the section entitled “How to Purchase Fund Shares” on page 20 of the Prospectus, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the Prospectus where applicable.

The Trust responds by removing the word “generally” from the definition of “good order” throughout the registration statement.

15.
Under the section entitled “How to Redeem Fund Shares” beginning on page 22 of the Prospectus, in the sub-section “Payment of Redemption Proceeds,” please disclose any exceptions to the statement “All requests received…..will usually be processed on the next business day,” or confirm that any exceptions are already disclosed.

The Trust responds by removing the word “usually” from this disclosure throughout the registration statement.

Statement of Additional Information (“SAI”) Comments

16.	On page 19 of the SAI under the “Reverse Repurchase Agreements” section, please include disclosure stating that reverse repurchase agreements are considered a form of borrowing.

The Trust responds by modifying the second sentence of the second paragraph of this section to state that “Reverse repurchase agreements are considered a form of borrowing, and ~~T~~the use of reverse repurchase agreements by the Fund creates leverage which increases its investment risk.”

17.
On page 40 of the SAI under the “Purchase and Redemption of Fund Shares” section, please clarify the definition of “Good Order” as far as the phrase “generally” is used.  If there are exceptions to this definition, please disclose those exceptions throughout the Prospectus where applicable.

Please see the response to Comment #14 above.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:           Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.